# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bowhead Specialty Holdings Inc., CIK 0002002473
CUSIP: 10240L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 452 5TH AVENUE, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-246649
Filed by CIK 0001708030

## Reporting persons
- GPC Partners Investments (SPV III) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,968,445; shared voting power 0; sole dispositive power 10,968,445; shared dispositive power 0; aggregate amount beneficially owned 10,968,445 (33.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
- GPC Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,968,445; shared voting power 0; sole dispositive power 10,968,445; shared dispositive power 0; aggregate amount beneficially owned 10,968,445 (33.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
- Gallatin Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,968,445; shared voting power 0; sole dispositive power 10,968,445; shared dispositive power 0; aggregate amount beneficially owned 10,968,445 (33.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
- Matthew B. Botein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,968,445; shared voting power 0; sole dispositive power 10,968,445; shared dispositive power 0; aggregate amount beneficially owned 10,968,445 (33.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
- Lewis A. Sachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,968,445; shared voting power 0; sole dispositive power 10,968,445; shared dispositive power 0; aggregate amount beneficially owned 10,968,445 (33.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

## Item 1. Issuer
Name of issuer: Bowhead Specialty Holdings Inc.
Address of issuer's principal executive offices: 452 Fifth Avenue, New York, NY 10018

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) GPC Partners Investments (SPV III) LP, a Delaware limited partnership ("GPC Fund");
(ii) GPC Partners GP LLC, a Delaware limited liability company ("GPC GP");
(iii) Gallatin Point Capital LLC, a Delaware limited liability company ("Gallatin Point");
(iv) Matthew B. Botein, a citizen of the United States of America; and
(v) Lewis A. (Lee) Sachs, a citizen of the United States of America.

GPC Fund is the direct holder of the securities listed this Schedule 13G. Gallatin Point is the managing member of GPC GP, which is the general partner of GPC Fund. Matthew B. Botein and Lewis A. (Lee) Sachs are the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point and collectively make voting and investment decisions on behalf of GPC Fund.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 660 Steamboat Road, Greenwich CT 06830
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: GPC Fund directly owns 10,968,445 shares of Common Stock of the Issuer. GPC GP, as the general partner of GPC Fund, Gallatin Point, as the Managing Member of GPC GP, and Messrs. Botein and Sachs, as the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point, may each be deemed to have voting and dispositive power over the shares held directly by GPC Fund.
Percent of class: The shares directly owned by GPC Fund represent approximately 33.6% of the Common Stock of the Issuer, based on 32,658,823 shares of Common Stock outstanding as of October 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.
Sole power to vote or to direct the vote:
GPC Fund: 10,968,445 shares of Common Stock;
GPC GP: 10,968,445 shares of Common Stock;
Gallatin Point: 10,968,445 shares of Common Stock;
Mr. Botein: 10,968,445 shares of Common Stock;
Mr. Sachs: 10,968,445 shares of Common Stock.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
GPC Fund: 10,968,445 shares of Common Stock;
GPC GP: 10,968,445 shares of Common Stock;
Gallatin Point: 10,968,445 shares of Common Stock;
Mr. Botein: 10,968,445 shares of Common Stock;
Mr. Sachs: 10,968,445 shares of Common Stock.
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: GPC Fund and American Family Mutual Insurance Company, S.I. ("AFMIC") are parties to a Voting Agreement dated as of May 22, 2024, and each may be deemed to be members of a "group," as defined in Rule 13d-5 under the Exchange Act. The share ownership reported herein does not include any shares of the common stock owned by AFMIC, and each Reporting Person disclaims beneficial ownership of any shares of the common stock owned by AFMIC to the extent GPC Fund and AFMIC may be deemed to be members of a group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GPC Partners Investments (SPV III) LP: /s/ Lewis A. (Lee) Sachs, Lewis A. (Lee) Sachs, Managing Partner (02/13/2025)
- GPC Partners GP LLC: /s/ Lewis A. (Lee) Sachs, Lewis A. (Lee) Sachs, Managing Partner (02/13/2025)
- Gallatin Point Capital LLC: /s/ Lewis A. (Lee) Sachs, Lewis A. (Lee) Sachs, Managing Partner (02/13/2025)
- Matthew B. Botein: /s/ Matthew B. Botein, Matthew B. Botein (02/13/2025)
- Lewis A. Sachs: /s/ Lewis A. (Lee) Sachs, Lewis A. (Lee) Sachs (02/13/2025)